legal & compliance, llc

laura aNTHONy, esquire STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

March 27, 2013

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Compliance Systems Corporation
Amendment No. 3 to Form 8-K
Filed March 12, 2013
File No. 000-54007

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Compliance Systems Corporation (the “Registrant”) Amendment No. 4 to the above-referenced Form 8-K. This Amendment No. 4 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Barry Brookstein dated March 18, 2013. We trust you shall deem this Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Item 1. Business, page 4

Boyle Media Limited, page 7

Comment 1: We note your response to comment one from our letter dated February 28, 2013 and are unable to concur. As you point out, the definition of promoter includes any person “who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives consideration of…10 percent or more of any class of securities of the issuer.” Messrs. Kessler and Trautman have received over 10% of the securities of Seaniemac in connection with the development of the gambling website, which is not yet operational. Mr. Trautman signed the agreement with Boyle Media Limited which will be the framework for the operation of your business. Through their ownership of RDRD II Holdings LLC they control management of the Company and have had the final say as to the direction of the Company (e.g utilizing Boyle Media instead of Jenningsbet). Therefore, revise your disclosure to include all of the information required by Item 401 of Regulation S-K for Messrs. Kessler, Trautman and any other managers of RDRD II Holdings LLC.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

March 27, 2013

Response 1: The Company has revised its disclosure on page 44 of Amendment No. 4 to include the disclosure for promoters required under Regulation S-K Item 401(g) regarding the principals of RDRD Holdings as requested by staff.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

Compliance Systems Corporation

/s/ Barry M. Brookstein
By: Barry M. Brookstein
Title: Chief Executive Officer
Chief Financial Officer

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832